North Texas Energy, Inc.

United States	August 29, 2012

Securities & Exchange Commission
Washington, D.C.  20549

Re: North Texas Energy, Inc. File No. 333-178251

Registrant’s Written Request for Acceleration of the Effective Date of its Pending Registration Statement

North Texas Energy Inc. has currently pending Amendment Number 4 of its Form S-1 Registration Statement and Prospectus.

In that regard, and understanding our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of our securities, we do hereby request that the effective date of the registration statement be accelerated and become effective on September 14, 2012 or earlier if practicable.

We understand that;

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572